Exhibit (d)(3)
October 16, 2011
Mr. Jeffery E. Larson
16008 Fontaine Avenue
Austin, TX 78734
Dear Mr. Larson:
     We are pleased to present you, Jeffery E. Larson (“Executive”), with the terms and conditions (“Terms and Conditions”) of Executive’s continuing employment with the Statoil organization following its combination with Brigham Exploration Company. For purposes of the Terms and Conditions, the term “Statoil” shall refer to Statoil Gulf Services LLC and any other Affiliate of Statoil (as defined in Section 15) that may employ Executive from time to time hereunder.
     During such continuing employment, Executive (i) will be provided with, and participate in the use and development of, confidential and proprietary information about Statoil and its Affiliates, their respective customers and suppliers, and the methods used by Statoil and its Affiliates and their executives in competition with other companies, as to which Statoil desires to fully protect and (ii) will be associated with the goodwill of Statoil and its Affiliates and will materially assist Statoil and its Affiliates in developing that goodwill.
     In consideration of the compensation and benefits payable to Executive by Statoil pursuant to the Terms and Conditions, and the mutual promises, covenants, representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to and acknowledge the Terms and Conditions as follows:
     1. Employment.
          a. Duties and Responsibilities. Executive shall be employed as Vice President, Operations of Statoil, and shall, subject to the direction of the Vice President, Bakken (the “Direct Report”), faithfully and competently perform such duties as may be required by the Direct Report. Notwithstanding the foregoing, the reporting position directing Executive may change at any time and from time to time at the discretion of Statoil. Executive shall devote his full business time to the services required hereunder. Notwithstanding the foregoing, nothing in this Section 1(a) or in Section 1(c) below shall prevent Executive from attending to non-competitive, passive investments (which need not be approved in advance) or performing civic or charitable works so long as such activities do not violate the Terms and Conditions or interfere with Executive’s duties hereunder. Executive shall render such business services exclusively to Statoil and/or its

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Affiliates and shall use his best efforts, judgment and energy to improve and advance the business and interests of Statoil and/or its Affiliates in a manner consistent with the duties and responsibilities of his position. Executive shall, at Statoil’s request, serve as Chairman of the Board or Board Member of any of Statoil’s subsidiaries. Executive shall not be entitled to director’s fees or any additional compensation for any such appointments. Upon Statoil’s request, Executive shall, without compensation and on the date determined by Statoil, resign all such directorships.
          b. Representation of No Conflict. Executive represents that he is under no contractual or other restriction that is inconsistent with the Terms and Conditions or the performance of Executive’s duties and responsibilities hereunder.
          c. Compliance. Executive agrees during the course of his employment hereunder (i) to comply in all respects with all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory, and administrative bodies; (ii) to comply with Statoil’s written and applicable rules, procedures, policies, requirements, and directions and (iii) not to engage in any other business or employment without Statoil’s prior written consent except as otherwise specifically provided herein.
          d. Ethics. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of Statoil and its Affiliates and to perform no act that would materially injure the business, interests or reputation of Statoil or any of its Affiliates. Statoil sets high ethical standards for its employees. Executive is obligated to familiarize himself with, keep updated on and act as a role model in compliance with Statoil’s ethical standards and all other policies on ethics and conduct that are established by Statoil from time to time. Executive shall treat all other employees with respect and through his behavior contribute to a high standard working environment. Executive has a specific responsibility to ensure safe work conditions and a high standard working environment within his own business area/unit. Executive acknowledges that any breach of Statoil’s internal guidelines may lead to disciplinary action being taken by Statoil which includes, but is not limited to, dismissal or summary dismissal.
     2. Term and Termination.
          Executive’s continuing employment shall be subject to the Terms and Conditions commencing on the date on which the “Effective Time” (as such term is defined in that certain Merger Agreement dated as of October 16, 2011 by and among Statoil ASA, Brigham Exploration Company and the other party thereto) occurs (the “Start Date”) and such employment shall continue in effect until terminated by either party for any reason, with Cause (as defined below) or without Cause at any time. For the avoidance of doubt, Statoil and Executive acknowledge and agree that in the event that either (i) the Effective Time does not occur or (ii) Executive’s employment with Brigham, Inc. terminates at any time prior to the Effective Time, then the Terms and

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Conditions set forth herein shall be null and void and of no force and effect. Statoil and Executive acknowledge and agree that Executive is an employee at-will and, accordingly, either party may end the employment relationship at any time and for any reason, or for no reason at all. Notwithstanding the at-will nature of Executive’s employment, Statoil and Executive each agree to give the other six months advance written notice of termination of Executive’s employment with Statoil (for any reason other than death), unless such advance notice as required by either party is waived in the sole and exclusive discretion of Statoil. For purposes of the Terms and Conditions, termination of Executive’s employment shall be interpreted consistent with the meaning of the term “separation from service” in Section 409A(a)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (“Code”).
     3. Compensation and Benefits.
          a. Base Salary. Effective as of the Start Date, Statoil shall make bi-monthly payments of base salary to Executive in the amount of sixteen thousand, six hundred sixty six dollars and sixty seven cents ($16,666.67) (with the annualized amount equal to four hundred thousand dollars ($400,000.00) (“Base Salary”) in accordance with the bi-monthly pay periods of Statoil. Such payments shall be prorated for periods less than a full pay period. All compensation shall be subject to withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive. This level of Base Salary shall be in effect through December 31, 2012. Thereafter, modifications, if any, to Executive’s Base Salary will be determined at such times and in such manner as is consistent with Statoil’s practices respecting similarly situated executives.
          b. Annual Variable Pay Plan. For calendar year 2012, Executive is invited to participate in Statoil’s Annual Variable Pay Plan (“AVP”) in accordance with the terms of the AVP as then in effect, with a target bonus of fifty percent (50%) of Executive’s annualized Base Salary and with a maximum bonus of one hundred percent (100%) of Executive’s annualized Base Salary, if applicable performance measures for Statoil are achieved. The performance measures will include HSE, Production, People Retention, FD Cost Containment and Integration. Participation in future years shall be by invitation, and the applicable terms and performance measures in effect may change in future years.
          c. Long-Term Incentive Plan. For calendar year 2012, Executive is invited to participate in Statoil’s Long-Term Incentive Plan (“LTIP”) in accordance with the terms of the LTIP as then in effect, with a target award of one hundred percent (100%) of Executive’s annualized Base Salary and with a maximum award of two hundred percent (200%) of Executive’s annualized Base Salary, if applicable performance measures for Statoil are achieved. Participation in future years shall be by invitation, and the applicable terms in effect may change in future years.
          d. Service Credit. Executive shall be credited with years of “service” with Brigham Exploration Company and its affiliates for the period prior to the Start Date for

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purposes of determining benefit eligibility, vesting and benefit entitlement, but not for purposes of determining any benefit amounts, accruals or contributions, under the plans, programs and policies of Statoil; provided, however, such “service” shall not be credited to the extent it would result in duplication of coverage or benefits, to the extent such “service” during a period is not recognized under such plan, program or policy or to the extent such plan, program or policy adopted after the Start Date does not provide prior “service” credit to employees generally.
          e. Benefits. Commencing with the Start Date and continuing until Executive is eligible for other Statoil provided benefit plans, programs and policies in 2012, Executive shall continue to participate in the benefit plans, programs and policies of Brigham Exploration Company as in effect immediately prior to its combination with the Statoil organization, specifically including $300,000.00 awarded but not yet paid pursuant to the Brigham Exploration Company 2011 Performance Bonus Plan. Commencing in calendar year 2012, Executive shall be eligible to participate in each of the then-existing benefit plans, programs and policies that may be provided by Statoil for its similarly situated executives in accordance with the provisions of any such plans, as the same may be in effect from time to time, except as otherwise specifically provided in this Section 3.
          f. Cash Retention Payments. Executive shall be eligible to receive three separate retention bonuses (each a “Retention Cash Bonus”) from Statoil, not to be deemed part of compensation for purposes of determining other executive benefits and/or severance benefits, as follows:
i.	Receive a one-time Retention Cash Bonus of eight hundred thirty three thousand, three hundred thirty three dollars ($833,333.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the Start Date;

ii.	Receive a one-time Retention Cash Bonus of eight hundred thirty three thousand, three hundred thirty three dollars ($833,333.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the first anniversary of the Start Date, provided that Executive has remained continuously employed by Statoil between the Start Date and such first anniversary; and

iii.	Receive a one-time Retention Cash Bonus of eight hundred thirty three thousand, three hundred thirty four dollars ($833,334.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the second anniversary of the Start Date, provided that Executive

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has remained continuously employed by Statoil between the Start Date and such second anniversary.
          g. RSU Welcome Grant. Executive shall receive a one-time Restricted Stock Unit Grant of Restricted Stock Units with a fair market value on the date of grant equal to one-million dollars ($1,000,000.00) (the “RSUs”) under the Statoil Restricted Stock Unit Plan (the “RSU Plan”), subject to three-year cliff vesting. To the extent vested, the RSUs will be settled in cash based upon the value of Statoil ASA’s ADRs (at the time of vesting) and the terms and conditions of the RSU Plan and the applicable award agreement.
          h. Paid Time Off. Executive shall receive four weeks of paid time off in each calendar year commencing with 2012 in accordance with Statoil’s paid time off policy for executives as may exist from time to time. In addition, unused paid time off with Brigham Exploration Company and its affiliates as of December 31, 2011 shall be credited to Executive.
          i. Expenses. Statoil shall reimburse Executive for such reasonable business expenses actually incurred by Executive incident to the performance of the duties and responsibilities required of Executive hereunder and which are reimbursable in accordance with Statoil’s reimbursement policies that are in effect from time to time.
     4. Termination Benefits.
          a. Except as otherwise provided in Section 4(b), Statoil shall not be obligated to make any payments to Executive or on his behalf of whatever kind or nature by reason of Executive’s cessation of employment for any reason (including without limitation, by reason of death or disability), other than (i) such amounts, if any, of his Base Salary as shall have accrued and remained unpaid as of the date of said cessation, (ii) such other amounts or benefits, if any, which may then or thereafter be due or payable to Executive pursuant to the terms of the benefit plans, programs and policies of Statoil and/or its Affiliates.
          b. Further, notwithstanding the at-will nature of Executive’s employment, if Statoil terminates Executive’s employment with Statoil other than for “Cause” (and not as a result of Executive’s death or disability) or if Executive terminates employment with Statoil for “Good Reason” (as defined below), Executive shall, notwithstanding contrary provisions contained in Statoil’s benefit plans, programs and policies, receive the following compensation and benefits from Statoil:
i.	Within 30 days after the expiration of the thirty-day period following the termination of Executive’s employment with Statoil, during which such period Executive shall have executed and not revoked a no longer revocable general release as described below, Statoil shall pay to

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Executive in a lump sum, in cash, an amount equal to the prorated portion of any Retention Cash Bonuses (described in Section 3(f)(ii) and (iii)) not previously paid to Executive (without regard to the requirement that Executive remain continuously employed by Statoil between the Start Date and the applicable anniversary of the Start Date), reduced by all withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive. The prorated portion of the Retention Cash Bonuses shall be determined by a fraction, the numerator of which is the number of days Executive was employed since the Start Date and the denominator of which is 365 for the Retention Cash Bonus described in Section 3(f)(ii) and is 730 for the Retention Cash Bonus described in Section 3(f)(iii).

ii.	Subject to the last sentence of this Section 4(b)(ii) and the last sentence of Section 4(d), within 30 days after Statoil’s first bi-monthly pay period that is at least thirty days following the termination of Executive’s employment with Statoil, and provided that, within the thirty-day period following such termination, Executive shall have executed and not revoked a no longer revocable general release as described below, Statoil shall pay to Executive in a lump sum, in cash, an amount equal to 1/24 of Executive’s annualized Base Salary at termination, reduced by all withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive (a “Severance Installment Payment”). Notwithstanding the foregoing, in the event Statoil waives the six-month advance notice of termination as provided in Section 2, the Severance Installment Payment shall be determined by substituting the fraction 1/18 for the fraction 1/24 above. Subject to the above proviso and to the last sentence of this Section 4(b)(ii) and the last sentence of Section 4(d), within 30 days after each of the subsequent thirty-five bi-monthly pay periods thereafter, Statoil shall pay to Executive an additional Severance Installment Payment. Notwithstanding the foregoing, no cash payments shall be made pursuant to this Section 4(b)(ii) if Executive is eligible for a cash severance payment under Executive’s Change of Control Agreement with Brigham Exploration Company.

iii.	Upon the expiration of the thirty-day period following the termination of Executive’s employment with Statoil, during which such period Executive shall have executed and not revoked a no longer revocable general release as described below, Executive shall be vested (if not otherwise already vested) in a prorated AVP Award under AVP for the calendar year in which Executive’s termination occurs. The prorated AVP Award shall be determined by a fraction, the numerator of which is the number of days Executive was employed in the applicable calendar

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year and the denominator of which is 365. Payment of the “prorated AVP” Award shall otherwise be made in accordance with the terms of the AVP.

iv.	Upon the expiration of the thirty-day period following the termination of Executive’s employment with Statoil, during which such period Executive shall have executed and not revoked a no longer revocable general release as described below, Executive shall be vested (if not otherwise already vested) in the prorated outstanding LTIP Awards under LTIP as of Executive’s termination. The prorated outstanding LTIP Awards shall be determined by a fraction, the numerator of which is the number of days Executive was employed during the applicable award period and the denominator of which is 1,090. Payment of the prorated LTIP Awards shall be no later than 60 days following termination based upon target performance.

v.	Upon the expiration of the thirty-day period following the termination of Executive’s employment with Statoil, during which such period Executive shall have executed and not revoked a no longer revocable general release as described below, Executive shall be vested (if not otherwise already vested) in a prorated portion of his RSU Grant under the RSU Plan as of Executive’s termination. The prorated RSU Grant shall be determined by a fraction, the numerator of which is the number of days Executive was employed since the Start Date and the denominator of which is 1,090. Payment of the prorated RSU Grant shall be no later than 60 days following termination of Executive’s employment based upon the value at vesting in such prorata RSU Grant.

vi.	Within 30 days after the expiration of the thirty-day period following the termination of Executive’s employment with Statoil, during which such period Executive shall have executed and not revoked a no longer revocable general release as described below, Statoil shall pay to Executive in a lump sum, in cash, an amount equal to the sum of (A) twenty four (24) times the difference between (1) the monthly premium applicable under the Consolidated Omnibus Budget Reconciliation Act, as amended (“COBRA”) for continuation coverage under Statoil’s employee group health plan, as in effect for the calendar month immediately preceding the effective date of Executive’s termination of employment, and at the level in effect for Executive, his spouse, and eligible dependents (as applicable) as of the date of Executive’s termination of employment, and (2) the monthly amount payable to effectuate similar coverage, as in effect as of such date, by similarly situated employees whose employment with Statoil has not terminated (the difference between (1) and (2) being referred to as the “COBRA

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Payment”); and (B) a tax “gross-up” payment in an amount sufficient such that the economic benefit is the same to Executive as if the COBRA Payment were provided on a non-taxable basis to Executive, calculated assuming Executive is taxed at the highest marginal tax rate applicable for the year in which the COBRA payment is paid. Executive shall have the opportunity to purchase continuation coverage under Statoil’s group medical plans pursuant to COBRA and/or any state continuation coverage laws, at the applicable COBRA premium rate, and other than the lump sum payment described in this Section 4(b)(vi), it shall be the sole responsibility of Executive and his spouse and eligible dependents to obtain and pay the full cost of any such health care coverage. Notwithstanding the foregoing, no payment shall be provided pursuant to this Section 4(b)(vi) if Executive is eligible for health continuation coverage under Executive’s Change of Control Agreement with Brigham Exploration Company at the time of Executive’s termination of employment.
     Notwithstanding the foregoing, as a condition to the receipt of any compensation and benefits pursuant to this Section 4(b), Executive must first execute and deliver to Statoil (and not revoke in the time provided to do so), within thirty days of termination of employment with Statoil, a binding, irrevocable general release, in the form provided in Exhibit A hereto.
     For the purposes above, the following shall constitute “Cause” for termination of Executive by Statoil (A) material theft or embezzlement of Statoil property; (B) acts of dishonesty by Executive that are materially detrimental to Statoil and/or its Affiliates; (C) material violation of a material term of the Terms and Conditions by Executive that is materially injurious to Statoil or any of its Affiliates; (D) material violation by Executive of any material Statoil policy or code of conduct that is materially injurious to Statoil or any of its Affiliates or willful failure to follow a direction of the Direct Report that is materially injurious to Statoil or any of its Affiliates; (E) conduct of Executive that is materially injurious to Statoil’s or any of its Affiliates’ business interests; (F) negligence of Executive in the performance of, or disregard by Executive of, material obligations or material terms relating to Executive’s employment that materially injures Statoil or its Affiliates; or (G) the background check referenced in Section 17 reveals that Executive has been convicted of a crime involving deceit, fraud, perjury or embezzlement.
     For the purposes above, the following shall constitute “Good Reason” for termination by Executive, provided that either of the following actions occur without Executive’s consent:
     A. A material diminution of Executive’s annual Base Salary;

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          B. A reduction in Executive’s title or responsibilities to below the level of Vice President, Operations (Bakken); or
          C. Statoil requires Executive to be based at any office located more than a material distance from Statoil’s offices at which Executive is based as of the Start Date, except for travel reasonably required in the performance of Executive’s duties.
          Notwithstanding the above, however, Good Reason shall not exist with respect to a matter unless (i) Executive gives Statoil written notice of such matter within 30 days of the initial existence of its occurrence, (ii) the condition specified in such notice remains uncorrected for 30 days after receipt of such notice by the Company; and (iii) the date of Executive’s termination of employment occurs within 135 days after the initial existence of the condition specified in such notice. If Executive fails to give such notice timely, Executive shall be deemed to have waived all rights Executive may have under this Agreement with respect to such matter. For purposes of this Agreement, the Good Reason provisions herein shall be interpreted consistent with the requirements of Treasury Regulations Section 1.409A-1(n)(2).
          c. No interest shall accrue on or be paid with respect to any portion of any payments timely made hereunder.
          d. Except as provided below, in the event of termination of Executive’s employment, Executive shall be under no obligation to seek other employment or otherwise mitigate the obligations of Statoil under the Terms and Conditions or otherwise, and there shall be no offset against amounts due him under the Terms and Conditions or otherwise on account of any remuneration or other benefit earned or received by him after such termination. In the event the Company correctly determines that Executive has violated the terms of Section 5(a) on or after the date he is hired by another employer following termination of his employment with Statoil and its Affiliates, in addition to all other damages and remedies that may be available to Statoil at law or equity, the Severance Installment Payments pursuant to Section 4(b)(ii) shall be reduced by the amount of all remuneration Executive earns respecting service with such employer during the applicable bi-monthly pay period to which such Service Installment Payment relates.
     5. Restrictive Covenants.
          During the course of Executive’s employment hereunder, Statoil shall provide Executive with, and grant Executive access to, Confidential Information (as defined in Section 6 below) and cause Executive to be associated with, and entrust Executive to help build, the goodwill of Statoil and/or its Affiliates. In consideration thereof, and to protect Statoil’s legitimate business interests in safeguarding its Confidential Information and goodwill, Executive agrees to the provisions of this Section 5. Executive agrees to abide by the following restrictions during his employment with Statoil, and for a one year period thereafter (the “Restricted Period”).

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          a. Competition. During the Restricted Period and within the Restricted Area (as defined below), Executive will not directly or indirectly engage in Competitive Duties (as defined below) on behalf of, or in conjunction or affiliation with, any person or entity that is in competition with Statoil and/or its Affiliates in the business of oil and gas exploration and production or is planning to compete with Statoil and/or its Affiliates in such business; provided, however, that the provisions in this Section 5(a) shall not be deemed to prohibit (i) Executive’s ownership of not more than one (1%) percent of the total shares of all classes of stock outstanding of any publicly held company, subject to Statoil’s approval respecting any energy-related company, or (ii) Executive accepting employment with, or providing services to, any business or organization which engages in competition with Statoil and/or its Affiliates in the Restricted Area so long as Executive works exclusively in a subsidiary, division or other distinct unit that carries on a bona fide business that does not engage in competition with Statoil and/or its Affiliates and Executive is able, in the reasonable determination of Statoil, to satisfy ongoing obligations under Section 6 notwithstanding such employment or engagement. As used herein, the “Restricted Area” is that geographic area within a fifty (50) mile radius of those locations within the United States where Statoil or an Affiliate does business, or has material plans to do business for which Executive had material responsibility or about which Executive had Confidential Information during the term of Executive’s employment with Statoil. As used herein, the term “Competitive Duties” means duties that are the same as, or similar to, duties that Executive performed or over which Executive had direct supervisory responsibility during the course of his employment with Statoil.
          b. Non-Solicitation of Customers. The Confidential Information maintained by Statoil and/or its Affiliates about their customers and relationships with other third parties are among the most valuable assets of Statoil and/or its Affiliates. Thus, Executive agrees that during the Restricted Period, Executive shall not in any manner, directly or indirectly, on his own behalf, or in conjunction with or for the benefit of any other party, (i) call upon or otherwise solicit customers of Statoil and/or its Affiliates with which Executive had contact during the course of his Statoil employment or about which Executive obtained Confidential Information for the purpose of competing with Statoil and/or its Affiliates, (ii) call upon or otherwise solicit any other party that has a relationship, contractual or otherwise, with Statoil and/or its Affiliates, for the purpose of disrupting or attempting to disrupt any such relationships with Statoil and/or its Affiliates.
          c. Non-Solicitation of Employees. The employees of Statoil and/or its Affiliates are among their most valuable assets. Thus, Executive agrees that during the Restricted Period, Executive shall not directly or indirectly solicit employees of Statoil and/or its Affiliates with the purpose of inducing or soliciting, or attempting to induce or solicit, such person to leave his employment with Statoil and/or its Affiliates.
          d. Relief. Executive agrees and acknowledges that the limitations as to time, geographical area and scope of activity to be restrained as set forth in this Section 5 are

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reasonable and do not impose any greater restraint than is necessary to protect the legitimate business interests of Statoil and/or its Affiliates. Executive and Statoil agree and acknowledge that money damages would not be sufficient remedy for any breach of this Section 5 by Executive, and Statoil and its Affiliates shall be entitled to enforce the provisions of this Section 5 by specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Section 5 but shall be in addition to all remedies available, at law or in equity, including the recovery of damages from Executive and his agents.
          e. Reasonableness. Executive hereby represents to Statoil that he has read and understands, and agrees to be bound by, the terms of this Section 5. Executive acknowledges that the geographic scope and duration of the covenants contained in this Section 5 are the result of arm’s-length bargaining and are fair and reasonable in light of (i) the nature and wide geographic scope of the operations of Statoil’s and its Affiliates’ business, which such business is conducted throughout the Restricted Area, (ii) Executive’s level of control over and contact with Statoil’s and its Affiliates’ business everywhere that it is conducted, and (iii) the Confidential Information that Executive will receive in connection with the performance of his duties hereunder and the goodwill of Statoil and/or its Affiliates with which he will be associated. It is the desire and intent of the parties that the provisions of this Section 5 be enforced to the fullest extent permitted under applicable law.
          f. Reformation. Statoil and Executive agree that the restrictions set forth in Section 5 are reasonable under the circumstances and that any breach of the covenants contained in this Section 5 would cause irreparable injury to Statoil. Executive acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete contained in this Section 5 will in no way prevent him from earning a living. Nevertheless, if any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, Statoil and Executive intend to make this provision enforceable under the laws of Texas and other applicable jurisdictions so that the entire agreement not to compete and the Terms and Conditions as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.
     6. Treatment of Confidential Information.
          a. All information, trade secrets, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, made, developed or acquired by Executive, individually or in conjunction with other employees or agents, during the term and in the scope of his employment with Statoil

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that relate to Statoil’s and/or its Affiliates’ business, products or services (including, without limitation, all such information relating to corporate opportunities, research, financial and sales data, pricing terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, and all writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, inventions and other similar forms of expression (collectively, “Confidential Information”)) are and shall be the sole and exclusive property of Statoil and/or its Affiliates. Executive agrees to perform all actions reasonably requested by Statoil to establish and confirm such exclusive ownership. Upon termination of Executive’s employment by Statoil, for any reason, Executive promptly shall deliver to Statoil such Confidential Information and work product, and all copies thereof, that are in his possession or control. “Confidential Information” does not, however, include any information that, at the time of disclosure by Statoil, constitutes the general skill or ability of Executive, is not confidential or proprietary to Statoil or is generally available to individuals in the industry or the public other than as a result of any misconduct by Executive.
          b. Executive agrees that he will preserve and protect the confidentiality of all Confidential Information and work product of Statoil and/or its Affiliates, and will not, at any time during or after the termination of Executive’s employment with Statoil, make any unauthorized use or disclosure of, and shall not remove from Statoil and/or its Affiliates’ premises, and will use his best efforts to prevent the removal from Statoil and/or its Affiliates’ premises of, Confidential Information or work product of Statoil and/or its Affiliates, or make any use thereof, in each case, except in the carrying out of Executive’s responsibilities hereunder. Executive shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent (i) disclosure is made in confidence to an attorney for the purpose of obtaining legal advice, or (ii) disclosure thereof is specifically required by law, subpoena, governmental or court order, or pursuant to any request or direction from a governmental or regulatory organization with apparent jurisdiction; provided, however, that in the event of any disclosure described in clause (ii), Executive shall provide Statoil with prompt notice of such disclosure, and shall use his best efforts to give such notice prior to making any disclosure, so that Statoil may seek an appropriate protective order or other appropriate relief. At the request of Statoil, Executive agrees to deliver to Statoil, at any time during the term of employment, or thereafter, all Confidential Information that he may possess or control.
          c. All inventions, discoveries and improvements, patentable or unpatentable, useful to any aspect of the business of Statoil and/or its Affiliates, conceived by Executive either alone or with others, during the period of Executive’s employment by Statoil, together with all notes and records kept by Executive in connection therewith or entrusted by Statoil and/or its Affiliates to Executive, and all rights in and under all United States and foreign letters patent issuing thereon, shall be the exclusive property of Statoil and/or its Affiliates or anyone it designates whenever said inventions, discoveries and

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improvements arise out of Executive’s services to Statoil or arise out of information and experience gained by Executive in Executive’s employment with Statoil.
          d. Executive shall, both during and after Executive’s employment with Statoil, do all lawful things necessary and reasonably required by Statoil to permit Statoil and/or its Affiliates or their nominee(s) to have, perfect and memorialize full ownership of said inventions, discoveries, and improvements, including, but not limited to, promptly informing Statoil and/or its Affiliates thereof; avoiding unauthorized disclosure to others of said inventions, discoveries, and improvements or other Confidential Information, the possession of which by Executive arises out of Executive’s employment with Statoil; and signing proper papers, such as patent applications, assignments and the like submitted by Statoil and/or its Affiliates at Statoil’s and/or its Affiliates’ reasonable expense.
          e. Executive shall, both during employment with Statoil and thereafter, cooperate to the extent, and in the manner, reasonably requested by Statoil in the prosecution or defense of any patent claims or any litigation or other proceeding involving any invention, discovery, improvement, process, trade secret or any other kind of Confidential Information covered by the Terms and Conditions; provided that all expenses incurred directly at Statoil’s request shall be paid by Statoil and/or its Affiliates and Executive shall be entitled to reasonable compensation for his time respecting such cooperation.
          f. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Section 6, and Statoil shall be entitled to enforce the provisions of this Section 6 by specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall be in addition to all other remedies available to Statoil and/or its Affiliates at law and equity.
     7. Treatment of Former Employer Information.
          a. Executive agrees not to use or disclose, in connection with his employment with Statoil, any information obtained from any former employer other than Brigham Exploration Company or any of its affiliates (“Former Employer”) or other third party that is, or that Executive believes to be, confidential to, or a trade secret of, that Former Employer or other third party.
          b. Executive agrees not to bring onto Statoil and/or its Affiliates’ premises any confidential unpublished document or any proprietary information, belonging to any Former Employer or other third party, unless consented to in writing by the Former Employer or other third party.
          c. Based upon Executive’s personal knowledge of information received from any Former Employer and other third parties and of the nature of Executive’s future job responsibilities with Statoil, Executive expressly represents that he can perform his job

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with Statoil without using or disclosing information that is confidential to, or a trade secret of, a Former Employer or any other third party.
          d. Executive warrants that, as of the Start Date and during the course of his employment hereunder, he will be free of any restrictions imposed by any employer or other third party, past or present, upon Executive serving as an employee of Statoil and performing the duties required of him under the terms and conditions of the Terms and Conditions.
          e. Executive warrants that he has not disclosed any confidential information of a Former Employer or other third party to Statoil, and he expressly covenants that he will not use or disclose any trade secret or other confidential information of a Former Employer or other third party in the course of his duties for Statoil.
     8. Non-Disparagement.
          Executive shall refrain, both during and after the termination of the employment relationship, from publishing any oral or written statements about Statoil or any of its Affiliates or any of their respective directors, officers, employees, consultants, equity owners, agents or representatives that (a) are slanderous, libelous or defamatory, (b) disclose private information about or Confidential Information of Statoil or any of its Affiliates or any of their respective business affairs (other than disclosures required by applicable law), or (c) place Statoil or any of its Affiliates, or any of their respective officers, employees, consultants, agents or representatives in a materially false light before the public. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded to Statoil under this provision are in addition to any and all rights and remedies otherwise afforded by law.
     9. Return of Property.
          Upon termination of employment, Executive shall return to Statoil all property belonging to Statoil including, but not limited to, any documents, electronically stored information, personal computer equipment, mobile telephone and admission card keys, irrespective of their whereabouts and how they are stored. Executive shall, at Statoil’s request, sign a statement confirming that Executive is not in possession of, nor has handed over to any unauthorized person, any of Statoil’s or any of its Affiliates’ documents (or copies thereof) or Statoil property of any kind. Executive shall not be entitled to retain any such property of Statoil or any of its Affiliates under any circumstances. Executive shall, however, be entitled to retain Outlook contact folders, cell phone contacts, Rolodex information and any other personal items or information.

Jeffery E. Larson
October 16, 2011

     10. Severability.
          Statoil and Executive hereto hereby expressly agree that it is not the intention of either party to violate any public policy, or any statutory or common law, and that if any paragraph, sentence, clause or combination of the same of the Terms and Conditions shall be in violation of the laws of any state or other jurisdiction where applicable, such paragraph, sentence, clause or the combination of the same shall be void in the jurisdictions where it is unlawful, and the remainder thereof shall remain binding on the parties hereto. It is the intention of the parties to make the covenants of the Terms and Conditions binding only to the extent that they may be lawfully done under existing applicable laws. In the event that any part of any term or covenant of the Terms and Conditions is determined by a court of law or equity to be overly broad or otherwise unenforceable, the parties hereto agree that such court shall be empowered to substitute, and it is the intent of the parties hereto that such court substitute, a reasonable judicially enforceable term or limitation in the place of such unenforceable term or covenant, and that as so modified the Terms and Conditions shall be fully enforceable.
     11. Assignment.
          No rights under the Terms and Conditions, nor interest herein, may be assigned, alienated, or transferred by Executive without the express written consent of the Direct Report, except as provided in Section 20(b). Statoil may assign its rights and interest under the Terms and Conditions to any third party without Executive’s consent, including to any Affiliate or successor (whether by merger, purchase or otherwise) to all or substantially all of the equity, assets or businesses of Statoil and/or its Affiliates.
     12. Governing Law and Venue.
          THE TERMS AND CONDITIONS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCLUDING CHOICE OF LAW PROVISIONS). VENUE FOR ANY ACTION BROUGHT RESPECTING THE TERMS AND CONDITIONS SHALL BE IN HARRIS COUNTY, TEXAS.
     13. Notices.
          All notices which are required or may be given pursuant to the Terms and Conditions shall be in writing and shall be sufficient in all respects and (i) delivered personally; (ii) mailed by certified or registered mail, return receipt requested and postage prepaid; or (iii) sent via a nationally recognized overnight courier, if to Statoil, at Statoil’s principal place of business, and if to Executive, at his home address most recently filed with Statoil, or to such other address or addresses as either party shall have designated in writing to the other party hereto. Notice deposited in the mail in the manner described

Jeffery E. Larson
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above shall be deemed to have been given and received on the third business day after deposit in the mail.
     14. Entire Agreement and Understanding.
          The Terms and Conditions shall constitute the entire agreement and understanding between Executive and Statoil and supersedes all existing agreements between them whether oral or written with respect to the subject matter hereof, except, without limitation, as to the Statoil Restricted Stock Unit Agreement and the Brigham Exploration Company Change of Control Agreement, which remain in full force and effect. No change, modification or amendment of the Terms and Conditions shall be of any effect unless in writing and signed by Executive and by the Direct Report.
     15. Enforcement of Covenants; Affiliates.
          The Terms and Conditions may be enforced by Statoil or by any of its Affiliates, acting individually or jointly. As used in the Terms and Conditions, the term “Affiliate” means, with respect to Statoil, each corporation that is a member of a controlled group of corporations, within the meaning of section 414(b) of the Code, and each trade or business (whether or not incorporated) with which Statoil is under common control, within the meaning of section 414(c) of the Code, in each case determined by application of a more than 50% control standard in lieu of an 80% control standard and any other subsidiary or parent entity of Statoil.
     16. Binding Effect.
          The Terms and Conditions shall bind the successors and assignees of Statoil and the heirs of Executive.
     17. Conditions to Continued Employment.
          Executive’s continued employment hereunder shall be conditioned on Statoil’s receipt of the results of background checks which do not contain material concerns in accordance with Statoil’s guidelines. For purposes of clarity only, termination pursuant to this paragraph 17 does not constitute termination for Cause unless the background check reveals that Executive has been convicted of a crime involving, deceit, fraud, perjury or embezzlement.
     18. Code Section 409A Restrictions.
          Notwithstanding anything in the Terms and Conditions to the contrary, if payment of any amounts under the Terms and Conditions would be subject to additional taxes and interest under Section 409A of the Code because the timing of such payments is not delayed as provided in Section 409A(a)(2)(B)(i) of the Code and the regulations

Jeffery E. Larson
October 16, 2011

thereunder, then any such payments that Executive would otherwise be entitled to during the first six months following the date of Executive’s termination of employment with Statoil shall be accumulated and paid within 30 days following the date that is six months after the date of Executive’s termination of employment with Statoil or such earlier date upon which such payments can be paid under Section 409A of the Code without being subject to such additional taxes and interest. If this Section 18 becomes applicable such that any payments are delayed, any payments that are so delayed shall accrue interest on a non-compounded basis, from the date they would otherwise have been made absent such delay to the actual date of payment, at the prime or base rate of interest announced by JPMorgan Chase Bank (or any successor thereto) at its principal office in Houston, Texas on the date of such termination, which shall be paid in a lump sum on the actual date of payment of the delayed payments.
          Notwithstanding anything in the Terms and Conditions to the contrary, if benefits to be made available under the Terms and Conditions would be subject to additional taxes and interest under Section 409A of the Code because the provision of such benefits is not delayed for the first six months following the date of Executive’s termination of employment with Statoil and/or its Affiliates as provided in Section 409A(a)(2)B)(i) of the Code and the regulations thereunder, such benefits shall not be delayed; however, Executive shall pay to Statoil, at the time or times such benefits are provided, the fair market value of such benefits, and Statoil shall reimburse Executive for any such payments within 30 days following the expiration of such six-month period.
          Executive hereby agrees to be bound by Statoil’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code.
          Each cash payment or benefit provided pursuant to the Terms and Conditions and/or pursuant to the terms of the benefit plans, programs and policies of Statoil and/or its Affiliates shall be considered a separate payment for purposes of Section 409A of the Code.
     19. Dodd-Frank Act.
          Notwithstanding anything in the Terms and Conditions or any other agreement between Statoil and/or its Affiliates and Executive to the contrary, Executive acknowledges that the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) may have the effect of requiring certain executives of Statoil and/or its Affiliates to repay Statoil, and for Statoil to recoup from such executives, erroneously awarded amounts of incentive-based compensation. If, and only to the extent, the Act, any rules and regulations promulgated thereunder by the Securities and Exchange Commission or any similar federal or state law requires Statoil to recoup any erroneously awarded incentive-based compensation that Statoil has paid or granted to Executive, Executive

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hereby agrees, even if Executive has terminated his employment with Statoil, to promptly repay such erroneously awarded incentive compensation to Statoil upon its written request. This Section shall survive the termination of the Terms and Conditions.
     20. Miscellaneous.
          a. In the event of any inconsistency between any provision of the Terms and Conditions and any provision of any other plan, program or policy of Statoil and/or its Affiliates, the provisions of the Terms and Conditions shall control to the extent more favorable to Executive, unless Executive otherwise agrees in a signed writing that expressly refers to the provision of the Terms and Conditions whose control he is waiving.
          b. Executive shall be entitled, to the extent permitted under applicable law and applicable plans, programs and policies of Statoil and/or its Affiliates, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following Executive’s death by giving written notice thereof to Statoil. In the event of Executive’s death or a judicial determination of his incompetence, references in the Terms and Conditions to Executive shall be deemed, where appropriate, to refer to his beneficiary, estate, executor or other legal representative.
          c. Except as otherwise set forth in the Terms and Conditions, the respective rights and obligations of the parties hereunder shall survive any termination of Executive’s employment hereunder.
          d. The Terms and Conditions may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Signatures delivered by facsimile (including, without limitation, by “pdf”) shall be deemed effective for all purposes.

          IN WITNESS WHEREOF, Statoil and Executive have executed the Terms and Conditions on the day and year first above written.

STATOIL		EXECUTIVE

By:	/s/ William V. Maloney	/s/ Jeffery E. Larson
	William V. Maloney	Jeffery E. Larson
President

EXHIBIT A
RELEASE AGREEMENT
This Release Agreement (this “Release Agreement”) constitutes the release referred to in Section 4(b) of those certain Terms and Conditions (the “Terms and Conditions”) effective as of ____________, ____, by and between Jeffery E. Larson (“Executive”) and Statoil Gulf Services LLC (“Statoil”).
     (a) For good and valuable consideration, including Statoil’s provision of certain compensation and benefits to Executive in accordance with Section 4(b) of the Terms and Conditions, Executive hereby releases, discharges and forever acquits Statoil, its Affiliates (as defined in the Terms and Conditions) and their respective past, present and future stockholders, members, partners, officers, directors, managers, employees, agents, attorneys, heirs, legal representatives, successors and assigns, in their personal and representative capacities (collectively, the “Statoil Parties”), from liability for, and hereby waives, any and all claims, damages, or causes of action of any kind related to Executive’s employment with any Statoil Party, the termination of such employment, and any other acts or omissions related to any matter on or prior to the date of this Release Agreement including without limitation any alleged violation through the date of this Release Agreement of: (i) the Age Discrimination in Employment Act of 1967, as amended; (ii) Title VII of the Civil Rights Act of 1964, as amended; (iii) the Civil Rights Act of 1991; (iv) Section 1981 through 1988 of Title 42 of the United States Code, as amended; (v) Employee Retirement Income Security Act of 1974, as amended; (vi) the Immigration Reform Control Act, as amended; (vii) the Americans with Disabilities Act of 1990, as amended; (viii) the National Labor Relations Act, as amended; (ix) the Occupational Safety and Health Act, as amended; (x) the Family and Medical Leave Act of 1993; (xi) any state anti-discrimination law; (xii) any state wage and hour law; (xiii) any other local, state or federal law, regulation or ordinance; (xiv) any public policy, contract, tort, or common law claim; (xv) any allegation for costs, fees, or other expenses including attorneys’ fees incurred in these matters; (xvi) any and all rights, benefits or claims Executive may have under any employment contract, incentive compensation plan or equity compensation plan with any Statoil Party or to any ownership interest in any Statoil Party except as expressly provided in Section 4 of the Terms and Conditions and any equity compensation agreement between Executive and Statoil and (xvii) any claim for compensation or benefits of any kind not expressly set forth in the Terms and Conditions or any such equity compensation agreement (collectively, the “Released Claims”). In no event shall the Released Claims include (a) any claim which arises after the date of this Release Agreement, or (b) any claim or cause of action that Executive may have arising out of vested rights under the then-applicable terms of any benefit plan, program or policy of Statoil or any claims for compensation or benefits expressly set forth in the Terms and Conditions. This Release Agreement is not intended to indicate that any such claims exist or that, if they do exist, they are meritorious.

     Rather, Executive is simply agreeing that, in exchange for the consideration recited in the first sentence of this paragraph, any and all potential released claims of this nature that Executive may have against the Statoil Parties, regardless of whether they actually exist, are expressly settled, compromised and waived.
     (b) By signing this Release Agreement, Executive is bound by it. Anyone who succeeds to Executive’s rights and responsibilities, such as heirs or the executor of Executive’s estate, is also bound by this Release Agreement. This release also applies to any claims brought by any person or agency or class action under which Executive may have a right or benefit. Notwithstanding this release of liability, nothing in this Release Agreement prevents Executive from filing any non-legally waivable claim (including a challenge to the validity of this Release Agreement) with the Equal Employment Opportunity Commission (“EEOC”) or comparable state or local agency or participating in any investigation or proceeding conducted by the EEOC or comparable state or local agency; however, Executive understands and agrees that he is waiving any and all rights to recover any monetary or personal relief or recovery as a result of such EEOC or comparable state or local agency proceeding or subsequent legal actions. THIS RELEASE INCLUDES MATTERS ATTRIBUTABLE TO THE SOLE OR PARTIAL NEGLIGENCE (WHETHER GROSS OR SIMPLE) OR OTHER FAULT, INCLUDING STRICT LIABILITY, OF ANY OF THE STATOIL PARTIES.
     (c) Executive agrees not to bring or join any lawsuit against any of the Statoil Parties in any court relating to any of the Released Claims. Executive represents that he has not brought or joined any lawsuit or filed any charge or claim against any of the Statoil Parties in any court or before any government agency and has made no assignment of any rights Executive has asserted or may have against any of the Statoil Parties to any person or entity, in each case, with respect to any Released Claims.
     (d) By executing and delivering this Release Agreement, Executive acknowledges that:
(i)	Executive has carefully read this Release Agreement;

(ii)	Executive has had at least twenty-one (21) days to consider this Release Agreement before the execution and delivery hereof to Statoil;

(iii)	Executive has been and hereby is advised in writing that he may, at his option, discuss this Release Agreement with an attorney of his choice and Executive has had adequate opportunity to do so; and

(iv)	Executive fully understands the final and binding effect of this Release Agreement; the only promises made to

A-2

Executive to sign this Release Agreement are those stated in the Release Agreement and herein; and Executive is signing this Release Agreement voluntarily and of his own free will, and that Executive understands and agrees to each of the terms of this Release Agreement.
     Notwithstanding the initial effectiveness of this Release Agreement, Executive may revoke the delivery (and therefore the effectiveness) of this Release Agreement within the seven-day period beginning on the date Executive delivers this Release Agreement to Statoil (such seven-day period being referred to herein as the “Release Revocation Period”). To be effective, such revocation must be in writing signed by Executive and must be delivered to the Vice President, Human Resources, DPNA of Statoil before 11:59 p.m., Houston, Texas time, on the last day of the Release Revocation Period. If an effective revocation is delivered in the foregoing manner and timeframe, this Release Agreement shall be of no force or effect and shall be null and void ab initio. No consideration shall be paid if this Release Agreement is revoked by Executive in the foregoing manner.
[Signature Page Follows]

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               Executed on this _____________ day of ________________, ______.

Jeffery E. Larson